17009160

SI .SSION SEC Mail Processing Section

Washington, D.C. 20549

MAR 01 2017

Washington DC 415

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response... 12.00

SEC FILE NUMBER
8-51848

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2016 ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.J. Sloane & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander J. Sloane 212-546-6291
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – If Individual, State Last, First, Middle Name)

100 Quentin Roosevelt Blvd., Suite 516 (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Alexander J. Sloane swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

A.J. Sloane & Company, LLC, as of

February 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852847
Qualified in New York County
Commission Expires Feb 10, 20 18

NY NY 2/27/17

Notary Public

This Report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AJ SLOANE & COMPANY, LLC

Table of Contents

Independent Auditors' Report dated February 28, 2017

Financial Statements	**Page**
Statement of Financial Condition	1
Notes to Financial Statement	2 - 4

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of AJ Sloane & Co, LLC:

We have audited the accompanying statement of financial condition of AJ Sloane & Co, LLC as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. AJ Sloane & Co, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of AJ Sloane & Co, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
February 28, 2017

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, NY 10022 • Tel: 212.792.6300 Fax: 212.792.6350
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530 • Tel: 516.542.6300 Fax: 516.542.9021

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

AJ SLOANE & COMPANY, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	82,769
Accounts receivable		1,651
Due from related parties, net		420,169
Prepaid unincorporated business tax		7,200
Prepaid expenses and other current assets		4,851
	$	516,640

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	32,908
Member's capital		483,732
	$	516,640

The accompanying notes are an integral part of the financial statements.

AJ SLOANE & COMPANY, LLC

Notes to Financial Statement

December 31, 2016

1. Business Organization

AJ Sloane & Company, LLC (the "Company") is a New York Limited Liability Company. The Company's Financial Industry Regulatory Authority ("FINRA") application was granted on December 22, 2000. Effective January 11, 2001, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA. The Company derives its income through fees for asset management and related services.

2. Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents, which approximates fair value.

Allowance for doubtful accounts - Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility. As of December 31, 2016, no allowance was deemed necessary.

Fixed assets - Fixed assets are stated at cost and are depreciated using a straight-line method over their estimated useful lives. As of December 31, 2016, all assets are fully depreciated.

Revenue recognition - Fee income is recorded as earned when the Company reaches performance goals based on the underlying management agreements.

Income taxes - The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all Federal and applicable state taxes associated with the operation of the Company. The Company is subject to New York City unincorporated business tax and has a refund receivable for such taxes at December 31, 2016.

Uncertain tax positions - The Company adopted the provisions of accounting for uncertain tax positions. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

2. Summary of Significant Accounting Policies *(continued)*

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments - Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market are stated at the last quoted bid price. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition since such amounts depend on future circumstances and cannot reasonably be determined until the actual sale or liquidation actually occurs. The Company held no securities at December 31, 2016.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum regulatory net capital, and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2016, the Company had regulatory net capital of $49,861, which was $44,861 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

4. Related Party Transactions

The Company shares office space with related parties, AJ Sloane Capital, LLC ("AJS Capital") and Chamberlin Capital, LLC (f/k/a AJ Sloane Partners, LLC), companies whose sole member is the sole member of the Company. The Company leases office space with these related parties on a month-to-month basis. Rent is currently being charged at $308 per month. Rent expense for the year ended December 31, 2016 was $6,192.

Due from related parties represent amounts due from AJS Capital, LLC for its share of salaries and wages and related payroll expenses for a shared employee, and other overhead charges. As of December 31, 2016, the amount due from this related party was $414,147.

In addition, it includes an amount due from the sole owner for advances in the amount of $12,426. Finally, there is an amount the Company owes to Chamberlin Capital, LLC, for overhead charges. As of December 31, 2016, the balance was $6,404.

5. Commitments and Contingencies

Litigation - The Company is, from time to time due to the nature of their industry, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes are likely to have a material adverse effect upon the financial statements of the Company.

6. Concentration of Risk

100% of the Company's fee income for the year ended December 31, 2016 and 100% of the accounts receivable balance as of December 31, 2016 was from one client.

7. Employee Benefit Plan

The Company had a qualified 401(k) plan ("Plan") covering its eligible employees. The Company matched an amount based on percentages of employees' compensation, as outlined in the underlying Plan documents. Participants were fully vested in their deferrals and matching contributions. During 2016, a resolution to terminate the Plan was prepared and the assets were distributed prior to December 31, 2016. During the year ended December 31, 2016, the Company paid out any amounts owed under the Plan, which was $3,438.

8. SIPC Information

Pursuant to SEC Rule 17a-5(e)(4), those who are not exempted from the audit requirement of the Rule and whose gross revenues are in excess of $500,000 are required to file a supplemental independent public accountants' report ("SIPC Supplemental Report") covering Form SIPC-7T. Due to the Company's gross revenues for the year ended December 31, 2016 being below this minimum requirement, the Company is exempt from the SIPC Supplemental Report requirement and only needs to file the original SIPC-7T with applicable payment due no later than sixty days after its year end.

9. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 28, 2017, the filing of this report. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of December 31, 2016.